Exhibit 99.1

Ardmore Shipping to Host 2023 Investor Day in New York

Company to provide a comprehensive update on product and chemical tanker markets, the impacts of evolving sanctions and regulatory regimes that are reshaping global energy flows, and Ardmore's strategy for maximizing value

February 14, 2023 event will also include the Company's presentation of Q4 2022 financial results

HAMILTON, Bermuda, Jan. 23, 2023 /PRNewswire/ -- Ardmore Shipping Corporation (NYSE: ASC) ("Ardmore" or the "Company") today announced that it will host its 2023 Investor Day on Tuesday, February 14 at 12:00 P.M. Eastern Time in New York City.

At the event, entitled "Product and Chemical Tankers in a Re-Ordered Global Energy Market," the extended Ardmore management team will provide the investment community with a comprehensive update on product and chemical tanker markets, the impacts of evolving sanctions and regulatory regimes that are reshaping global energy supply flows – including the EU ban on imports of Russian refined products set to come into effect from February 5, 2023 – and Ardmore's strategy for maximizing value in both the immediate term and years ahead.

Institutional investors interested in attending the event should contact The IGB Group at Ardmore@igbir.com.

A live webcast of the presentation and slides will be available to the public on the Investor Relations section of Ardmore's website at www.ardmoreshipping.com. Please allow extra time prior to the presentation to visit the site and download the necessary software required to listen to the internet broadcast. The webcast will also be archived on the Company's website.

About Ardmore Shipping Corporation:

Ardmore owns and operates a fleet of MR product and chemical tankers ranging from 25,000 to 50,000 deadweight tonnes. Ardmore provides seaborne transportation of petroleum products and chemicals worldwide to oil majors, national oil companies, oil and chemical traders, and chemical companies, with its modern, fuel-efficient fleet of mid-size tankers.

Ardmore's core strategy is to continue to develop a modern, high-quality fleet of product and chemical tankers, build key long-term commercial relationships and maintain its cost advantage in assets, operations and overhead, while creating synergies and economies of scale as the Company grows. Ardmore provides its services to customers through voyage charters, commercial pools, and time charters, and enjoys close working relationships with key commercial and technical management partners.

Investor Relations Enquiries:
Mr. Leon Berman
The IGB Group
45 Broadway, Suite 1150
New York, NY 10006
Tel: 212-477-8438
Fax: 212-477-8636
Email: lberman@igbir.com

Or

Mr. Bryan Degnan
The IGB Group
Tel: 646-673-9701
Email: bdegnan@igbir.com